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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                              (Amendment No. ___)*


                            RSL COMMUNICATIONS, LTD.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    CLASS A COMMON SHARES, $.00457 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   G7702U 10 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)





*The remainder of this cover page shall be filled out for a Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  G7702U 10 2                  13G                    Page  2  of  4
           -----------                                              ---    ---

--------------------------------------------------------------------------------
1    NAME OF Reporting Person
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Ronald S. Lauder
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a)  [ ]
                                                                   (b)  [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
       NUMBER OF              5    SOLE VOTING POWER

       SHARES                      4,364,455   (See item 4(a) and (c))
                         -------------------------------------------------------
    BENEFICIALLY              6    SHARED VOTING POWER

      OWNED BY                     18,686,491  (See item 4(a) and (c))
                         -------------------------------------------------------
        EACH                  7    SOLE DISPOSITIVE POWER

     REPORTING                     4,364,455  (See item 4(a) and (c))
                         -------------------------------------------------------
      PERSON                  8    SHARED DISPOSITIVE POWER

       WITH                        18,686,491  (See item 4(a) and (c))
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH Reporting Person

     23,050,946  (See item 4(a))
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                      [ ]
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     68.0%  (See item 4(b))
--------------------------------------------------------------------------------
12   TYPE OF Reporting Person*

     IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                        13G                      Page 3 of 4

Item 1.(a)     The name of the Issuer is RSL Communications, Ltd.(the "Issuer").
---------


Item 1.(b) The address of the Issuer's principal executive office is ---------- Clarendon House, Church Street, Hamilton, HM CX Bermuda. The
               Issuer also maintains executive offices at 767 Fifth Avenue, Suite 4300, New York, New York 10153.


Item 2.        This  Schedule  13G is being filed with  respect to the  Issuer's
------- Class A Common Shares, $.00457 par value per share (the "Class A Common Stock") beneficially owned by Ronald S. Lauder (the "Reporting Person"), a United States citizen, whose business address is 767 Fifth Avenue, Suite 4200, New York, New York 10153, as of December 31, 1997.

               The issuer's CUSIP number is G7702U 10 2.


Item 3.        Not applicable. This statement is filed pursuant to Rule
-------        13d-1(c).


Item 4.        Ownership
-------
               (a)  Amount beneficially owned:  23,050,946

               (includes (i) 48,465 shares of Class A Common Stock owned directly by the Reporting Person, (ii) 16,627,732 shares of Class B Common Shares, $.00457 par value per share (the "Class B Common Stock") owned by R.S. Lauder, Gaspar & Co., L.P., a Delaware limited partnership ("RSLAG"), of which the Reporting Person is the owner of a majority of the limited partnership interests,
               (iii) 2,058,759 shares of Class B Common Stock owned by Lauder Gaspar Ventures LLC, a New York limited liability company ("LGV"), of which the Reporting Person owns a substantial membership interest, (iv) 3,856,090 shares of Class B Common Stock owned directly by the Reporting Person and, (v) 459,900 shares of Class B Common Stock owned directly by the Reporting Person issuable upon the exercise of certain warrants sold by the Issuer to the Reporting Person on October 6, 1996)

               Each share of Class B Common Stock is convertible into one share of Class A Common Stock.

               The Reporting Person disclaims beneficial ownership of some of the shares of the Class B Common Stock owned by RSLAG and LGV and accordingly the Reporting Person declares that the filing of this statement shall not be construed as an admission that the Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of some of such shares.

               (b)  Percent of Class:

               As of December 31, 1997, the Issuer had outstanding 33,872,050 shares of its Class A Common Stock including the 16,627,732 shares of Class B Common Stock owned by RSLAG, 2,058,759 shares of Class B Common Stock owned by LGV, 3,856,090 shares of Class B Common Stock owned directly by the Reporting Person and the 459,900 shares of Class B Common Stock owned directly by the Reporting Person issued upon the exercise of certain warrants, and such shares of Class B Common Stock (including the Class B Common Stock issued upon the exercise of the warrants) represented 68.0 of the outstanding shares of Class A Common Stock assuming that only the shares of Class B Common Stock

                                        13G                      Page 4 of 4

               (including the Class B Common Stock issued upon the exercise of the warrants) set out herein were converted into shares of Class A Common Stock.

               (c)  Number of shares as to which each Reporting Person has:

                    (i)  sole power to vote or to direct the vote:
                                                                4,364,455 shares

                   (ii)  shared power to vote or to direct the vote:
                                                           18,686,491 shares (1)

                  (iii)  sole power to dispose or direct the disposition of:
                                                                4,364,455 shares

                   (iv)  shared power to dispose or direct the disposition of:
                                                           18,686,491 shares (1)


Item 5.   Ownership of Five Percent or Less of a Class
-------
          Not applicable.


Item 6.   Ownership of More than Five Percent on Behalf of Another Person
-------
          Not applicable.


Item 7.   Identification and Classification of the Subsidiary Which Acquired The
-------   Security Being Reported on By The Parent Holding Company

          Not applicable.


Item 8.   Identification and Classification of Members of the Group
-------
          Not applicable.


Item 9.   Notice of Dissolution of Group
-------
          Not applicable.


Item 10.  Certification
--------
          Not applicable.



                                    SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief we certify that the information set forth in this statement is true, complete and correct.

Date:  February 13, 1998


                             By:  \s\ Ronald S. Lauder
                             ----------------------------
                             Name: Ronald S. Lauder


(1) Each of the general partner of RSLAG and the managing member of LGV has executed an irrevocable proxy on behalf of RSLAG and LGV, appointing the Reporting Person as RSLAG's and LGV's proxy with respect to the Reporting Person's allocable interest in each of RSLAG and LGV.